Sticker to Prospectus

The Prospectus for ICON Leasing Fund Twelve, LLC (“Fund Twelve”) consists of (1) this sticker, (2) the Prospectus which is dated May 7, 2007, (3) Supplement No. 1 dated June 25, 2007, (4) Supplement No. 2 dated August 16, 2007, (5) Supplement No. 3 dated November 20, 2007, (6) Supplement No. 4 dated January 18, 2008, (7) Supplement No. 5 dated April 7, 2008, (8) Supplement No. 6 dated May 7, 2008, (9) Supplement No. 7 dated May 21, 2008, (10) Supplement No. 8 dated June 27, 2008, (11) Supplement No. 9 dated August 1, 2008, (12) Supplement No. 10 dated November 5, 2008, (13) Supplement No. 11 dated December 8, 2008, (14) Supplement No. 12 dated December 30, 2008, and (15) this Supplement No. 13 dated January 14, 2009, which contains information related to the current status of the offering, provides information regarding several transactions entered into by Fund Twelve, and updates certain information regarding other programs sponsored by Fund Twelve’s manager.

Filed Pursuant to Rule 424(b)(3)
SEC File No. 333-138661

ICON LEASING FUND TWELVE, LLC

SUPPLEMENT NO. 13
DATED JANUARY 14, 2009

TO PROSPECTUS DATED
MAY 7, 2007

Summary

We are providing you with this Supplement No. 13, dated January 14, 2009, to update the Prospectus, dated May 7, 2007, as amended by Supplement No. 1, dated June 25, 2007, Supplement No. 2, dated August 16, 2007, Supplement No. 3, dated November 20, 2007, Supplement No. 4, dated January 18, 2008, Supplement No. 5, dated April 7, 2008, Supplement No. 6, dated May 7, 2008, Supplement No. 7, dated May 21, 2008, Supplement No. 8, dated June 27, 2008, Supplement No. 9, dated August 1, 2008, Supplement No. 10, dated November 5, 2008, Supplement No. 11, dated December 8, 2008, and Supplement No. 12, dated December 30, 2008.  The information in this Supplement No. 13 supplements, modifies and supersedes some of the information contained in the ICON Leasing Fund Twelve, LLC (‘‘Fund Twelve’’) Prospectus, as amended by Supplement No. 1, Supplement No. 2, Supplement No. 3, Supplement No. 4, Supplement No. 5, Supplement No. 6, Supplement No. 7, Supplement No. 8, Supplement No. 9, Supplement No. 10, Supplement No. 11, and Supplement No. 12.  This Supplement No. 13 forms a part of, and must be accompanied or preceded by, the Prospectus, Supplement No. 1, Supplement No. 2, Supplement No. 3, Supplement No. 4, Supplement No. 5, Supplement No. 6, Supplement No. 7, Supplement No. 8, Supplement No. 9, Supplement No. 10, Supplement No. 11, and Supplement No. 12.

The primary purposes of this Supplement No. 13 are to:

•	Describe the current status of the offering;

•	Provide information regarding several transactions entered into by Fund Twelve; and

•	Update certain information regarding other programs sponsored by Fund Twelve’s manager.

Current Status of the Offering

The initial closing date for Fund Twelve was May 25, 2007, the date at which Fund Twelve had raised $1,200,000 and reached the minimum offering amount.  On July 13, 2007, Fund Twelve achieved the $20,000,000 minimum offering for the Commonwealth of Pennsylvania.  As of January 9, 2009, 279,091 shares of membership interests have been sold to 6,583 additional members, representing $278,138,031 of capital contributions to Fund Twelve.

Compensation Paid to Affiliates and Certain Non-Affiliates

Through January 9, 2009, Fund Twelve paid and/or accrued the following fees or expenses in connection with its offering of its membership interests:  (i) sales commissions to third parties in the amount of $21,565,011, (ii) underwriting fees to affiliated parties in the amount of $5,391,253, and (iii) organizational and offering fees to affiliated parties in the amount of $5,140,695.  These fees are described on pages 25 and 26 of the Prospectus, as supplemented.

Recent Transactions

AET Transactions

On September 16, 2008, ICON Eagle Auriga Pte. Ltd. (“ICON Eagle Auriga”) and ICON Eagle Centaurus Pte. Ltd., Singapore corporations wholly owned by ICON Eagle Holdings, LLC (a Marshall Islands LLC wholly owned by Fund Twelve), executed Memoranda of Agreement to purchase the M/V Eagle Auriga tanker vessel (the “Auriga”) for approximately $42,000,000 and the M/V Eagle Centaurus tanker vessel (the “Centaurus”) for $40,500,000 (the Auriga and the Centaurus collectively, the “Tanker Vessels”) from Aframax Tanker I AS.  On November 18, 2008, the Auriga was purchased for approximately $42,000,000, of which approximately $28,000,000 was borrowed from Fortis Bank NV/SA and DVB Bank SE.  On November 21, 2008, the Centaurus was purchased for $40,500,000, of which approximately $27,000,000 was borrowed from Fortis Bank NV/SA and DVB Bank SE. The Tanker Vessels are subject to seven-year bareboat charters with AET, Inc. Limited that expire on November 13, 2013.

On December 3, 2008, ICON Eagle Carina Pte. Ltd., a Singapore corporation wholly owned by ICON Eagle Carina Holdings, LLC (a Marshall Islands LLC owned 35.7% by ICON Income Fund Ten, LLC, an entity managed by Fund Twelve’s manager (“Fund Ten”), and 64.3% by Fund Twelve), executed a Memorandum of Agreement to purchase the tanker vessel the M/V Eagle Carina (the “Carina”) from Aframax Tanker II AS.  On December 18, 2008, the Carina was purchased for approximately $39,000,000, of which approximately $27,000,000 was borrowed from Fortis Bank NV/SA and DVB Bank SE. The Carina is subject to a seven year bareboat charter with AET, Inc. Limited that expires on November 14, 2013.

On December 3, 2008, ICON Eagle Corona Pte. Ltd., a Singapore corporation wholly owned by ICON Eagle Corona Holdings, LLC (a Marshall Islands LLC owned 35.7% by Fund Ten and 64.3% by Fund Twelve), executed a Memorandum of Agreement to purchase the tanker vessel the M/V Eagle Corona (the “Corona”) from Aframax Tanker II AS.  On December 31, 2008, the Corona was purchased for approximately $41,000,000, of which approximately $28,000,000 was borrowed from Fortis Bank NV/SA and DVB Bank SE.  The Corona is subject to a seven year bareboat charter with AET, Inc. Limited that expires on November 14, 2013.

Appleton Transaction

On November 7, 2008, ICON Appleton, LLC (“ICON Appleton”), a wholly owned subsidiary of Fund Twelve, made a secured term loan to Appleton Papers, Inc. in the amount of $22,000,000.  The loan is secured by a one off machine paper coating manufacturing line.  The loan accrues interest at the rate of 12.5% per year and matures on December 1, 2013.

Northern Leasing Transaction

On November 25, 2008, ICON Northern Leasing, LLC, a joint venture among Fund Ten (12.25%), ICON Leasing Fund Eleven, LLC, an entity managed by Fund Twelve’s manager (35%), and Fund Twelve (52.75%), purchased four promissory notes issued by Northern Capital Associates XIV, L.P. (“Northern”) as borrower, in favor of Merrill Lynch Commercial Finance Corp. (“Merrill”) as lender and took an assignment of the underlying Master Loan and Security Agreement, dated July 28, 2006, as amended, by and among Northern as borrower, Northern Leasing Systems, Inc. (“Northern Leasing”) as originator and servicer, and Merrill as lender (the “MLSA”).  The aggregate purchase price for the promissory notes was approximately $31,570,000, of which Fund Twelve’s portion was approximately $16,650,000.  The promissory notes accrue interest at rates ranging from 7.97% to 8.395% per year, mature on dates ranging from January 2011 to June 2011, and are secured by an underlying pool of leases for credit card machines.  Northern Leasing provided a limited guaranty of the MLSA for payment deficiencies up to approximately $6,350,000.

Other Programs Sponsored by our Manager

The disclosure under the heading “Other Programs Sponsored by our Manager” on pages 36 through 39 of the Prospectus dated May 7, 2007, as supplemented, is hereby replaced in its entirety by the following:

OTHER PROGRAMS SPONSORED BY OUR MANAGER

Our Manager was formed in 1985 to finance and lease equipment and act as the manager or general partner for publicly offered, income-oriented equipment leasing and finance funds. In addition to acting as our Manager, as of December 31, 2008, our Manager sponsored and is the manager or general partner of:

•	ICON Cash Flow Partners L.P. Seven (“LP Seven”), which transferred its sole remaining asset to a liquidating trust (the “LP Seven Liquidating Trust”) in July 2007;
•	ICON Income Fund Eight A L.P. (“Fund Eight A”), which entered into its liquidation period in December 2005;
•	ICON Income Fund Eight B L.P. (“Fund Eight B”), which entered into its liquidation period in June 2007;
•	ICON Income Fund Nine, LLC (“Fund Nine”), which entered into its liquidation period in May 2008;
•	ICON Income Fund Ten, LLC (“Fund Ten”); and
•	ICON Leasing Fund Eleven, LLC (“Fund Eleven”).

Also, our Manager sponsored and was the general partner of:

•	ICON Cash Flow Partners, L.P., Series A (“Series A”), which was liquidated and dissolved in 1999;
•	ICON Cash Flow Partners, L.P., Series B (“Series B”), which was liquidated and dissolved in 1999;
•	ICON Cash Flow Partners, L.P., Series C (“Series C”), which was liquidated and dissolved in 2001;
•	ICON Cash Flow Partners, L.P., Series D (“Series D”), which was liquidated and dissolved in 2005;
•	ICON Cash Flow Partners, L.P., Series E (“Series E”), which was liquidated and dissolved in 2006; and
•	ICON Cash Flow Partners L.P. Six (“LP Six”), which was liquidated and dissolved in 2006.

The foregoing equipment leasing and finance funds are referred to collectively as the equipment leasing and finance funds sponsored by our Manager. All of these equipment leasing and finance funds sponsored by our Manager were publicly offered equipment leasing and financing limited partnerships or limited liability companies. Our Manager and its affiliates have also engaged in the past, and our Manager and its affiliates may in the future engage, in the business of brokering or acquiring equipment leasing and financing transactions that do not meet the investment criteria our Manager has established for us and for the equipment leasing and finance funds sponsored by it, such as the criteria for creditworthiness, equipment types, excess transaction size or concentration by lessee, location or industry.

As of December 31, 2008, six of the twelve other equipment leasing and finance funds that our Manager sponsored have completed operations and have been liquidated. These equipment leasing and finance funds had different investment objectives than us and were primarily operated by individuals who have not been part of our Manager’s current management team. A brief financial summary of the performance of those completed funds follows.

	Series A	Series B	Series C	Series D	Series E	LP Six
Amount Invested	$1,000.00	$1,000.00	$1,000.00	$1,000.00	$1,000.00	$1,000.00
Total Distributions	1,238.74	957.60	968.45	1,253.97	1,064.32	957.31
Gain/Loss on Distributions	238.74	(42.40)	(31.55)	253.97	64.32	(42.69)
Year Offering Commenced	1987	1989	1990	1991	1992	1993
Year Offering Terminated	1989	1990	1991	1992	1993	1995
Year Liquidation Period Commenced	1999	1999	2001	1997	1998	2000

As noted, three of those completed equipment leasing and finance funds did not completely return to their respective investors all of their capital and the other three completed funds returned $238.74, $253.97, and $64.32 for each $1,000 invested to its investors in excess of their original investment.

Total Gross Offering Proceeds of Equipment Leasing and Finance Funds Sponsored by our Manager
(as of December 31, 2008)

Fund	Number of Investors	Total Gross Offering Proceeds
Series A (dissolved in 1999)	225	$2,504,500
Series B (dissolved in 2001)	1,756	20,000,000
Series C (dissolved in 2001)	1,741	20,000,000
Series D (dissolved in 2005)	3,076	40,000,000
Series E (dissolved in 2006)	3,712	61,041,151
LP Six (dissolved in 2006)	2,276	38,385,712
LP Seven	4,655	99,999,681
Fund Eight A	2,906	74,996,504
Fund Eight B	2,832	75,000,000
Fund Nine	3,259	99,653,474
Fund Ten	4,393	149,994,502
Fund Eleven	8,636	365,198,690
Total:	39,467	$1,046,774,214

The equipment leasing and finance funds sponsored by our Manager that are still in the reinvestment phase are all actively engaged in making investments and all other equipment leasing and finance funds sponsored by our Manager are either in their liquidation period or have liquidated. As of December 31, 2008, the equipment leasing and finance funds sponsored by our Manager had originated or acquired investments as follows:

Investments Originated or Acquired by Equipment Leasing and Finance Funds Sponsored by our Manager as of December 31, 2008
(All Amounts in Dollars of Original Acquisition Cost)

Fund	Leased Equipment	Other Transactions	Total Investments
Series A (dissolved in 1999)	$6,226,774	$1,556,694	$7,783,468
Series B (dissolved in 2001)	40,950,305	26,850,666	67,800,971
Series C (dissolved in 2001)	45,800,967	26,853,123	72,654,090
Series D (dissolved in 2005)	55,577,669	81,733,088	137,310,757
Series E (dissolved in 2006)	80,651,864	199,000,866	279,652,730
LP Six (dissolved in 2006)	93,104,306	80,323,694	173,428,000
LP Seven	251,479,444	75,503,618	326,983,062
Fund Eight A	152,696,530	25,258,312	177,954,842
Fund Eight B	239,483,806	38,761,792	278,245,598
Fund Nine	265,889,202	55,610,824	321,500,026
Fund Ten	212,848,352	92,640,191	305,448,543
Fund Eleven	760,389,928	35,927,045	796,316,973

As of December 31, 2008, the equipment leasing and finance funds sponsored by our Manager had leases and other transactions under management (determined by the original cost of the investment acquired less the total original cost of assets sold) in the U.S. dollar amounts shown below.

Investment Portfolio of Equipment Leasing and Finance Funds Sponsored by our Manager
as of December 31, 2008

Fund	Leased Equipment	Other Transactions	Total Investments
Series A (dissolved in 1999)	$—	$—	$—
Series B (dissolved in 2001)	$—	$—	$—
Series C (dissolved in 2001)	$—	$—	$—
Series D (dissolved in 2005)	$—	$—	$—
Series E (dissolved in 2006)	$—	$—	$—
LP Six (dissolved in 2006)	$—	$—	$—
LP Seven	$—	$11,638,008	$11,638,008
Fund Eight A	$0	$2,266,953	$2,266,953
Fund Eight B	$87,183,828	$40,725,893	$127,909,721
Fund Nine	$204,764,272	$47,161,904	$251,926,176
Fund Ten	$163,773,870	$60,954,357	$224,728,227
Fund Eleven	$494,777,208	$27,080,610	$521,857,818

Funds Sponsored by our Manager’s Original Owners

Each of Series A, Series B, Series C, Series D, Series E, and LP Six were syndicated before 1996 by our Manager under its original ownership and management. None of our Manager’s current owners, officers or employees was part of our Manager’s ownership or management team at the time that these equipment leasing and finance funds were syndicated. Each of Series A, Series B, Series C, Series D, Series E and LP Six had investment objectives and policies significantly different than ours. For example, the majority of the original investments made by those funds were in small ticket leases (leases of equipment with an acquisition cost of less than $5 million) of new or recently delivered equipment, whereas a significant portion of the investments that we will make are expected to be in large ticket equipment (equipment with an acquisition cost of $5 million or more) and equipment portfolios, which our Manager believes will provide us with the appropriate diversification necessary to achieve our investment objectives. Additionally, Series A, Series B, Series C, Series D, Series E and LP Six attempted to compete with large commercial lending institutions that had significantly lower costs of capital in the highly competitive business of originating new leases. Finally, the amount of the gross offering proceeds raised by each of Series A, Series B, Series C, Series D, Series E and LP Six was substantially smaller than what we are likely to raise. Less offering proceeds result in smaller investment portfolios and less portfolio diversification. For example, Series A raised only $2.5 million, Series B and Series C each raised only $20 million, Series D raised only $40 million, Series E raised only $60 million and LP Six raised only $38 million. Other equipment leasing and finance funds our Manager sponsored under subsequent management raised in excess of 97% of the amounts offered, which have been between $75 and $375 million.

Three of the equipment leasing and finance funds sponsored by our Manager’s original owners, Series A, Series B and Series C, experienced unexpected losses in 1992. In addition, Series D, Series E and LP Six were all affected to varying degrees by the events of September 11, 2001. These funds were adversely impacted by the events of September 11th, as evidenced by their inability to overcome the resulting market conditions for some of their investments in commercial aircraft and certain marine assets that were encumbered with significant non-recourse indebtedness. For example, Series D had a $6.8 million investment in two identical de Havilland DHC-8-102 aircraft on lease to U.S. Airways, Inc. In September 2000, it sold one of the aircraft for a gain of approximately $708,000; however, following the events of September 11th, U.S. Airways filed for bankruptcy and rejected the lease on the other aircraft, which was ultimately sold for a loss of approximately $360,000. In addition, following the events of September 11th, each of Series E and LP Six wrote down its residual position in McDonnell-Douglas MD-83 aircraft on lease to Aerovias de Mexico, S.A. de C.V. by $1.5 million per aircraft and each aircraft was ultimately sold to the lender in satisfaction of the outstanding debt and accrued interest. The losses incurred by investors in those funds do not take into account the benefit of tax-deferral resulting from the fact that a significant portion of early distributions received by investors comprised a return of capital, which was not subject to tax at the time of receipt.

In each of the foregoing examples, the remaining loan balance at the expiration of each respective lease was greater than the fair market value of each asset. In those instances, the equipment could not have been sold for an amount sufficient to satisfy the outstanding debt balance and could not be re-leased to a third-party at a lease rate high enough to make the debt service payments owed to the lender. As a consequence, the equipment was either voluntarily returned to the lender in satisfaction of the outstanding debt or repossessed by the lender and the fund received no additional proceeds from the equipment.

Each of Series E and LP Six made its final liquidating distribution in March 2006 and was dissolved in April 2006. Series E had not made a distribution to its limited partners since May 1, 2004. LP Six had not made a distribution to its limited partners since March 1, 2004.

Funds Sponsored by our Manager’s Subsequent Owners

In 1996, our Manager was acquired by Mr. Martin along with Messrs. Beaufort J.B. Clarke and Paul Weiss, with Mr. Martin a member of its executive management since that time through the date hereof. All members of our Manager’s acquisition and remarketing departments joined those departments upon or subsequent to the ownership change. LP Seven was in syndication and had made investments utilizing the investment objectives and policies of the original ownership and management at the time of the ownership change. Fund Eight A, Fund Eight B, Fund Nine, Fund Ten, and Fund Eleven were all syndicated by our Manager during the time that Messrs. Clarke, Weiss and Martin owned and controlled our Manager. Each of LP Seven, Fund Eight A, Fund Eight B, Fund Nine, Fund Ten and Fund Eleven had investment objectives and policies that were in some respects significantly different than ours. Many of these equipment leasing and finance funds (i) relied on the use of significant non-recourse indebtedness with respect to certain investments to achieve their investment objectives, (ii) relied significantly on the residual value of certain of the equipment they invested in to achieve their investment objectives, (iii) placed less emphasis on investments that generate cash flow, and (iv) relied significantly on third parties for originating investments. On the other hand, our current investment objectives and policies provide that we will (i) rely less on the use of significant non-recourse indebtedness to achieve our investment objectives, (ii) place less of a reliance on the residual value of equipment to achieve our investment objectives, (iii) place greater emphasis on investments that generate cash flow, and (iv) rely significantly on our Manager’s originations process to originate our investments.  Also, while our Manager has in the past waived its right to some or all of the compensation that it was entitled to receive from us and the other equipment leasing and finance funds sponsored by our Manager, there can be no assurance that our Manager will waive its right to receive such compensation in the future.

In addition, like Series D, Series E, and LP Six, these funds were adversely impacted by the events of September 11th and other changes in market conditions, as evidenced by their inability to overcome the resulting market conditions for some of their investments in commercial aircraft and certain marine assets that were encumbered with significant non-recourse indebtedness that these funds were not in a position to absorb in order to wait out downturns in the markets for such assets, as well as options to acquire such assets that lost significant value after September 11th. For example:

•
LP Seven had a $2.9 million investment in two supply vessels on lease to SEACOR Smit, Inc. The vessels were returned by SEACOR in June 2003 following the end of the then-current charter terms. LP Seven was not able to agree with the lender on remarketing terms and was not in a position to satisfy the outstanding indebtedness, therefore, the vessels were repossessed by the lender in September 2003. The vessels were ultimately sold for an amount less than the outstanding debt and accrued interest. In addition, LP Seven had a $6 million investment (including recourse indebtedness) in an option to acquire three Boeing 737-300 aircraft on lease to Continental Airlines, Inc. In August 2003, with the option set to expire and the value of the aircraft still significantly impacted by the events of September 11th, LP Seven restructured the recourse indebtedness in exchange for giving up its option early and a reduction in the restructured indebtedness from any excess residual proceeds received from a sale of the aircraft, which indebtedness was paid in full in July 2006, without any reduction from any excess residual proceeds from the sale of the aircraft.

•
Fund Eight A had a $5.7 million investment in two Boeing 737-400 aircraft on lease to KLM Royal Dutch Airlines. The leases at the time of the original investment expired in one year (September 2000) and the aircraft were subsequently leased to The Boeing Company and Sky Airlines, respectively. Due to service interruptions following the invasion and resulting war in Iraq in March 2003, Sky Airlines was unable to satisfy its obligations under its lease with Fund Eight A. Fund Eight A defaulted Sky Airlines under the lease; however, as Fund Eight A was not in a position to satisfy the outstanding indebtedness on the aircraft, market conditions in the post-September 11th environment were such that the aircraft could not be successfully remarketed, the aircraft were cross-collateralized to the benefit of the same non-recourse lender and had significant non-recourse indebtedness, and the aircraft had lost significant value following the events of September 11th, the lender repossessed the aircraft in October 2003.

•
Fund Eight B had a $2.2 million investment in a Boeing 767-300ER aircraft on lease to Scandinavian Airlines System (SAS). The lease with SAS expired in March 2003 and, as Fund Eight B was not in a position to satisfy the outstanding indebtedness on the aircraft, market conditions in the post-September 11th environment were such that the aircraft could not be successfully remarketed, the aircraft had significant non-recourse indebtedness, and the aircraft had lost significant value following the events of September 11th, the lender repossessed the aircraft in July 2004 in satisfaction of the outstanding debt and accrued interest. The timing of the lease expiration and repossession was unfortunate for Fund Eight B, as the market for these Boeing aircraft rebounded over the past couple of years to return to pre-September 11th levels. In addition, Fund Eight B has a $6.3 million investment in two Airbus A340 aircraft on lease to Cathay Pacific Airways Ltd. The leases are still active; however, the market for those aircraft experienced adverse changes following the investment.  As a result, the aircraft lost significant value and rental rates for the renewal terms available for the aircraft during 2005 were less than originally anticipated. While the market for the aircraft has rebounded to an extent, the recent, unprecedented rise in fuel prices during 2008 further impacted the market for the aircraft and Fund Eight B recently wrote down its residual position in the aircraft by approximately $6 million.

•
Fund Nine had an $8.4 million investment in a natural gas-fired cogeneration facility on lease to EF Kenilworth, Inc. The lease was extended in January 2004 to run through June 2009; however, as the price of natural gas reached and exceeded $5.00/MMBTU — the point at which the facility operated at break even — in 2003 and continued to rise thereafter (including peaking above $9.00/MMBTU in 2005), the lessee had increasing difficulty meeting its lease payments. Moreover, as the amount and timing of the lease payments were dependent on natural gas prices, the lease and asset became increasingly less profitable to Fund Nine over this period. Faced with the likelihood of having to put the lessee in default under the lease and remarketing the asset in significantly adverse market conditions, Fund Nine sold the asset to the lessee’s natural gas provider for $4.8 million in April 2006, which resulted in a $2 million loss on its investment. In addition, Fund Nine has a $6.5 million investment in two Airbus A340 aircraft on lease to Cathay Pacific Airways Ltd. The leases are still active; however, the market for those aircraft experienced adverse changes following the investment.  As a result, the aircraft lost significant value and rental rates for the renewal terms available for the aircraft during 2005 were less than originally anticipated. While the market for the aircraft has rebounded to an extent, the recent, unprecedented rise in fuel prices during 2008 further impacted the market for the aircraft and Fund Nine recently wrote down its residual position in the aircraft by approximately $6 million.

As discussed above, the performance of these investment losses was attributable to the adverse market conditions following the events of September 11th, other adverse market conditions (such as the cost of natural gas), the incurrence of significant non-recourse indebtedness without the ability to restructure or repay such indebtedness and/or an increasingly competitive domestic marketplace for equipment leasing and financing transactions and will ultimately impact the returns of these funds even if all of the other investments and reinvestments that were made perform in line with our Manager’s expectations and some of these funds, such as LP Seven and Fund Eight B, will likely not return all capital to their respective investors. While these events and circumstances, in large part, were out of the control of the previous ownership and management of our Manager, the current ownership and management of our Manager have established investment objectives and policies that are designed to significantly mitigate these types of risks. Nevertheless, many similar types of investments that were made by these funds under previous ownership and management did meet or exceed expectations, including Fund Eight A’s $887,000 investment in an oil rig on lease to Rowan Companies, Inc. that yielded $29.8 million in proceeds; Fund Eight B’s $2 million investment in a flight simulator on lease to BAE Systems Holdings, Inc. that yielded $8 million in proceeds; Fund Nine’s $9.6 million investment in three car carrying vessels on bareboat charter to Wilhelmsen Lines Shipowning AS that yielded $22 million in proceeds to date; and Fund Ten’s $9.2 million investment in a containership vessel on bareboat charter to ZIM Integrated Shipping Services, Inc. that yielded $16.9 million in proceeds.  Notwithstanding the foregoing, no assurance can be made that we or any other equipment leasing and finance fund sponsored by our Manager and its affiliates will ultimately be successful in meeting their investment objectives.

Recent Potentially Adverse Business Developments or Conditions

In general, the global credit markets have deteriorated significantly over the past year.  As a result, our Manager has evaluated the impact of the condition of the credit markets on our ability to obtain debt financing in the future should it be desirable and does not expect that there will be any material impact on our ability to obtain debt financing in the future if it is desirable.  As discussed above, we rely less on the use of significant non-recourse indebtedness to achieve our investment objectives than our previous management and, therefore, our Manager believes we can meet our investment objectives even if we are unable to obtain debt financing on satisfactory terms.

Recent statistical data on the domestic leasing market indicates that demand for domestic equipment leasing has generally deteriorated over the past year.  A significant portion of the statistical data regarding the equipment leasing market’s performance, however, is provided by the leasing divisions of commercial and industrial banks, large independent leasing and finance companies, and captive and vendor leasing and finance companies.  These institutions generally provide financing to companies seeking to lease small ticket and micro ticket equipment, use credit scoring methodologies to underwrite a lessee’s creditworthiness, and rely heavily on the issuance of commercial paper and/or lines of credit from other financial institutions to finance new business.  Our investment objectives and strategy, on the other hand, focus on financing middle- to large-ticket, business-essential equipment and other capital assets, we typically underwrite and structure such financing in a manner similar to providers of senior indebtedness (i.e., our underwriting includes both creditworthiness and asset due diligence and considerations and our structuring often includes guarantees, equity pledges, warrants, liens on related assets, etc.), and we are not reliant on receiving outside financing through the issuance of commercial paper or from lines of credit to finance new business or meet our investment objectives.  Accordingly, the performance of the overall equipment leasing market is not directly correlated to our performance and our Manager does not expect that there will be any material adverse impact on the demand for equipment (and the related residuals) owned by us and that we will in the future acquire or invest in.  Moreover, in light of the tightening of the credit markets, our Manager has reviewed and expects to continue to review more potential financing opportunities than it has in its history.

The U.S. economy is currently in a recession and the rate of payment defaults by borrowers generally has risen significantly.  Nevertheless, since the onset of the recession in December 2007, neither we nor any of the other equipment leasing and financing funds managed by our Manager have experienced any material defaults in payment to us or them that would materially impact our and their liquidity, cash flows or profitability.  As disclosed in our Quarterly Report on Form 10-Q for the period ended September 30, 2008, on September 5, 2008, we and certain of our affiliates entered into a Forbearance Agreement with MW Universal, Inc. (“MWU”), LC Manufacturing, LLC, MW Crow, Inc. and seven other subsidiaries of MWU to cure certain non-payment related defaults under its lease covenants with us. The terms of the Forbearance Agreement include, among other things, the pledge of additional collateral and the grant of a warrant for the purchase of 180 shares of the capital stock of MWU.  In addition, we and some of the other equipment leasing and financing funds managed by our Manager have agreed to restructure, and are in the process of restructuring, the payment obligations of (i) MWU and two of its subsidiaries, including LC Manufacturing, LLC, and (ii) Premier Telecom Contracts Limited (a Fund Ten investment), in each case in a manner that permits such counterparties to have additional flexibility during these tough economic times, while at the same time attempting to preserve our and our affiliates’ projected economic return on such investments.  Although our Manager expects that our and our affiliates’ lessees, borrowers and other financial counterparties will be able to satisfy their obligations to us and our affiliates, our Manager will continue to review and evaluate the impact of the recession on our and our affiliates’ lessees, borrowers and other financial counterparties and take such action as it deems necessary to mitigate any adverse developments.

The information presented in this section and the tables included as Exhibit B to this prospectus represents historical results of equipment leasing and finance funds sponsored by our Manager. If you purchase our Shares, you will not have any ownership interest in any other businesses sponsored or owned by our Manager or its affiliates as a result of your purchase. You should not assume that you will experience returns, if any, comparable to those experienced by investors in equipment leasing and finance funds sponsored by our Manager and its affiliates.

Liquidation Track Record of Other Equipment Leasing and Finance Funds Sponsored by our Manager

As of the date hereof, of the twelve prior equipment leasing and finance funds sponsored by our Manager (the “Prior Funds”), six have been liquidated and dissolved (Series A, Series B, Series C, Series D, Series E and LP Six) and one Prior Fund has transferred all of its assets to a liquidating trust for the benefit of the limited partners, now the beneficial owners (LP Seven). As of the date hereof, out of the remaining five Prior Funds, three are currently in the Prior Fund’s liquidation period (Fund Eight A, Fund Eight B and Fund Nine), and two are in the Prior Fund’s operating period (Fund Ten and Fund Eleven).

At the time each Prior Fund was offered, disclosures contained in the respective prospectus included an anticipated timeframe for an offering period, an operating/reinvestment period and a disposition/liquidation period. Each Prior Fund’s anticipated timeframe and actual timeframe is set forth below:

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Series A began its proposed two-year offering period in January 1987, which lasted through February 1989. Its reinvestment period, originally anticipated to be six years (ending in February 1995), was extended, with the approval of the limited partners, for a period up to 10 years (ending in February 1999), after which a liquidation period of up to three-years was to begin. Series A was liquidated in October 1999. As discussed above, Series A was syndicated under prior ownership and management.

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Series B began its proposed 18-month offering period in July 1989, which lasted through November 1990. Its reinvestment period, originally anticipated to be five years, was extended, with the approval of the limited partners, for a maximum of an additional four years to November 1999, after which a liquidation period of up to two-years began. Its liquidation period began in November 1999. Series B was liquidated 22 months later in September 2001. As discussed above, Series B was syndicated under prior ownership and management.

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Series C began its proposed 18-month offering period in December 1990, which lasted through June 1991. Its reinvestment period, originally anticipated to be five years, was extended, with the approval of the limited partners, for a maximum of an additional four and one-half years to December 2000, after which a liquidation period of up to 30-months began. Series C was liquidated nine months later in September 2001. As discussed above, Series C was syndicated under prior ownership and management.

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Series D began its proposed 18-month offering period in August 1991, which lasted through June 1992. Its five-year reinvestment period ended in June 1997, after which an anticipated five-year disposition period began. Series D was liquidated in November 2005. As discussed above, Series D was syndicated under prior ownership and management.

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Series E began its proposed two-year offering period in June 1992, which lasted through July 1993. Its five-year reinvestment period ended in July 1998, after which an anticipated five-year liquidation period began. Series E was liquidated in April 2006. As discussed above, Series E was syndicated under prior ownership and management.

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LP Six began its two-year offering period in November 1993, which lasted through November 1995. Its five-year reinvestment period ended in November 2000, after which an anticipated three-year liquidation period began. LP Six was liquidated in March 2006. As discussed above, LP Six was syndicated under prior ownership and management.

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LP Seven began its offering period, originally expected to last two years, in November 1995, which offering period was extended for up to an additional year and ended in September 1998. Its anticipated five-year reinvestment period lasted until November 2002, after which an anticipated three-year liquidation period began. In May 2007, LP Seven transferred its sole remaining asset, an interest in an entity that owned and leased a mobile offshore drilling rig that is currently the subject of litigation commenced by the lessee in November 2005 relating to its value following an event of loss, to the LP Seven Liquidating Trust. LP Seven Liquidating Trust is currently awaiting the final outcome of the litigation. The limited partners of LP Seven are now the beneficial owners of LP Seven Liquidating Trust.

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Fund Eight A began its anticipated two-year offering period in September 1998, which lasted through May 2000. Its five-year operating period ended in December 2005, after which an anticipated three-year liquidation period (with the ability to extend for up to an additional three years) began. Fund Eight A’s liquidation period is continuing.

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Fund Eight B began its anticipated two-year offering period in May 2000, which lasted through October 2001. Its five year operating period was anticipated to end in October 2006, but was extended through June 2007, after which an anticipated three-year liquidation period (with the ability to extend for up to an additional three years) began. Its liquidation period is continuing.

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Fund Nine began its proposed two-year offering period in November 2001, which lasted through April 2003. Its five-year operating period ended in April 2008. Its liquidation period began in May 2008, which is anticipated to last for three years, but could be extended for up to an additional three years.

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Fund Ten began its proposed two-year offering period in June 2003, which lasted through April 2005. Its operating period is expected to last five years from the end of its offering period, but Fund Ten’s Manager has the ability to extend it for up to an additional three years, after which an anticipated three-year liquidation period (with the ability to extend for up to an additional three years) would begin. Fund Ten is currently in its operating period.

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Fund Eleven began its two-year offering period in April 2005, which lasted through April 2007. Its operating period is expected to last five years from the end of its offering period, but Fund Eleven’s Manager has the ability to extend it for up to an additional three years, after which an anticipated three-year liquidation period (with the ability to extend for up to an additional three years) would begin. Fund Eleven is currently in its operating period.

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